UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

____________________

PARAMETRIC SOUND CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

699172201

(CUSIP Number)

James A. Barnes

13771 Danielson Street, Suite L

Poway, California 92064

888-477-2150

_____________________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 15, 2014

(Date of Event which Requires Filing of This Statement)

____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [___].

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 699172101

1.	NAMES OF REPORTING PERSON James A. Barnes
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER	562,542 shares (see Item 5)
	8. SHARED VOTING POWER	167,733 shares (see Item 5)
	9. SOLE DISPOSITIVE POWER	562,542 shares (see Item 5)
	10. SHARED DISPOSITIVE POWER	167,733 shares (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 446,000 shares (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
13.	1.2%
14.	IN

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CUSIP No. 699172101

1.	NAMES OF REPORTING PERSON Takako Barnes
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER	550 shares (see Item 5)
	8. SHARED VOTING POWER	167,733 shares (see Item 5)
	9. SOLE DISPOSITIVE POWER	550 shares (see Item 5)
	10. SHARED DISPOSITIVE POWER	167,733 shares (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 321,650 shares (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13.	0.09%
14.	IN

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CUSIP No. 699172101

1.	NAMES OF REPORTING PERSON Sunrise Capital, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER	17,733 shares (see Item 5)
	8. SHARED VOTING POWER	0 shares (see Item 5)
	9. SOLE DISPOSITIVE POWER	17,733 shares (see Item 5)
	10. SHARED DISPOSITIVE POWER	0 shares (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,733 shares (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13.	0.05%
14.	CO

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CUSIP No. 699172101

1.	NAMES OF REPORTING PERSON Sunrise Management, Inc. Profit Sharing Plan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER	67,000 shares (see Item 5)
	8. SHARED VOTING POWER	0 shares (see Item 5)
	9. SOLE DISPOSITIVE POWER	67,000 shares (see Item 5)
	10. SHARED DISPOSITIVE POWER	0 shares (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,000 shares (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13.	0.2%
14.	EP

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CUSIP No. 699172101

1.	NAMES OF REPORTING PERSON Palermo Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER	83,000 shares (see Item 5)
	8. SHARED VOTING POWER	0 shares (see Item 5)
	9. SOLE DISPOSITIVE POWER	83,000 shares (see Item 5)
	10. SHARED DISPOSITIVE POWER	0 shares (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,000 shares (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13.	0.2%
14.	IN

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CUSIP No. 699172101

1.	NAMES OF REPORTING PERSON Syzygy Licensing, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER	438,192 shares (see Item 5)
	8. SHARED VOTING POWER	0 shares (see Item 5)
	9. SOLE DISPOSITIVE POWER	438,192 shares (see Item 5)
	10. SHARED DISPOSITIVE POWER	0 shares (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 438,192 shares (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13.	1.2%
14.	OO – Limited Liability Company

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CUSIP No. 699172101

Introductory Note

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, this “exit” Amendment No. 4 amends certain items of the Schedule 13D filed by the Reporting Persons (as defined below) with the Securities and Exchange Commission (the “SEC”) on March 2, 2011, as amended by Amendment No. 1 (July 6, 2011), Amendment No. 2 (January 9, 2012) and Amendment No. 3 (August 16, 2013). This Amendment No. 4 relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Parametric Sound Corporation, a Nevada corporation (the “Issuer” or “Parametric”), beneficially owned by James A. Barnes, Takako Barnes, Palermo Trust, Syzygy Licensing, LLC (“Syzygy”), Sunrise Management, Inc. Profit Sharing Plan (“SMI”) and Sunrise Capital, Inc. (“SCI”) (each a “Reporting Person” and collectively, the “Reporting Persons”), and is being filed to report the decrease in beneficial ownership of the Reporting Persons caused by the issuance by the Issuer of 30,227,100 shares of Common Stock on January 15, 2014 pursuant to the effectiveness of the merger contemplated by the Agreement and Plan of Merger dated August 5, 2013 among the Issuer, VTB Holdings, Inc. and Paris Acquisition Corp. (the “Merger”). As a result of the shares issued pursuant to the Merger, no Reporting Person is a beneficial owner of more than 5% of the common stock of the Issuer.

Item 5. Interest in Securities of the Issuer

Item 5 is restated and amended in its entirety as follows:

(a) and (b)

Pursuant to a report from the Issuer’s transfer agent, an aggregate of 37,501,722 shares of Common Stock was used as issued and outstanding for computing ownership percentages herein.

Mr. Barnes beneficially owns, in the aggregate, 446,000 shares, which represents 1.2% of the outstanding shares of the Issuer. Mr. Barnes’ beneficial ownership includes 17,733 shares held by SCI, 67,000 shares held by SMI, 63,000 shares held by Palermo Trust, 153,367 shares representing Mr. Barnes’ pecuniary interest in shares held by Syzygy, 600 shares held by a personal retirement plan and 550 shares held by a personal retirement plan of Mrs. Barnes. The shares beneficially owned by Mr. Barnes also includes 20,000 warrants held by Palermo Trust and options exercisable for an aggregate amount of 123,750 shares within 60 days of January 15, 2014. Based on such ownership interests Mr. Barnes has sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of 124,350 shares and is deemed to have shared power to vote or direct the vote, and shared power to dispose or direct the disposition of 321,650 shares.

As previously set forth in Items 4 and 6 hereof, each Reporting Person granted to VTB Holdings, Inc. (Turtle Beach) a proxy to vote certain shares of Common Stock beneficially owned by the Reporting Person pursuant to the terms of a Voting Agreement.  Such proxy expired in full upon the closing of the Merger on January 15, 2014.

The filing of this Amendment No. 4 to Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. In addition, the filing of this Schedule 13D shall not be construed as an admission that any partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the shares of Common Stock that such partner, member, director, officer or affiliate may be deemed to beneficially own.

Mr. Barnes disclaims any beneficial interest in the 550 shares held by Mrs. Barnes personal retirement plan. The Palermo Trust owns 35% of Syzygy and disclaims beneficial ownership as to any securities of the Issuer held by Syzygy beyond its 35% pecuniary interest.

(c) The Reporting Persons have not effected any transactions in shares of Common Stock in the past 60 days.

(d) Other than described herein, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e) As a result of the shares issued pursuant to the Merger on January 15, 2014, no Reporting Person is a beneficial owner of more than 5% of the Common Stock of the Issuer.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2014	/s/ JAMES A. BARNES
James A. Barnes

/s/ TAKAKO BARNES
Takako Barnes

PALERMO TRUST

/s/ JAMES A. BARNES
James A. Barnes, Trustee

SUNRISE CAPITAL, INC.

/s/ JAMES A. BARNES
James A. Barnes, President

SUNRISE MANAGEMENT, INC. PROFIT SHARING PLAN

/s/ JAMES A. BARNES
James A. Barnes, Trustee

SYZYGY LICENSING LLC

/s/ JAMES A. BARNES
James A. Barnes, Managing Member

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